SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com March 14, 2012

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SINGAPORE

SYDNEY

TOKYO

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	David L. Orlic,

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

Dear Mr. Orlic:

Set forth below are the responses of Amaya Gaming Group Inc., a corporation organized under the laws of the Canadian province of Quebec (the “Company”), to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of the Staff, dated March 12, 2012 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Statement on Schedule TO filed with the Commission on March 8, 2012 (File No. 005-59141) (the “Initial Amended TO”) and relating to the offer by the Company (the “Offer”) to purchase the entire issued and to be issued ordinary share capital of CryptoLogic Limited. The Comment Letter was issued as a follow up to our letter to the Staff, dated March 8, 2012, in response to an initial comment letter of the Staff, dated March 1, 2012. Concurrently with the filing of this letter, the Company has filed with the Commission Amendment No. 2 to the Company’s Statement on Schedule TO, as amended by the Initial Amended TO (the “Second Amended TO”).

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company’s responses.

Securities and Exchange Commission

March 14, 2012

Rights of Withdrawal, page 69

1.	We note your changes to sub-paragraph 3(c)(iii). The parenthetical appearing in subparagraph 3(c)(iii)(A) appears inconsistent with the provisions for withdrawal rights under U.S. federal securities laws, as does the first follow-on paragraph restricting rights of withdrawal in certain circumstances. Please advise, or revise your disclosure.

Response: In response to the Staff’s comment, the Second Amended TO has revised sub-paragraph 3(c)(iii) to remove the referenced parenthetical and revise the follow-on paragraphs. Please see section 1 of “Items 1 through 11” in the Second Amended TO.

Revised Offer, page 72

2.	Your response to prior comment 12 does not address our concerns with respect to subparagraph 4(e)(i), which appears to permit a change of election only within a period that in some cases might be less than ten business days. Please advise, or revise your disclosure.

Response: In response to the Staff’s comment No. 3 below, the Second Amended TO has deleted sub-paragraph 4(e) as it is not applicable to the Offer. Please see the Company’s response to comment No. 3 below and section 2 of “Items 1 through 11” in the Second Amended TO.

3.	We note your revisions in response to prior comment 16; however, providing a default option for a security holder’s election of alternative forms of consideration does not fully address our concerns. We continue to question the basis for the bidder to make this choice for a security holder after the security holder has already tendered securities into an all-cash offer. Please revise.

Response: In response to the Staff’s comment, the Second Amended TO has revised sub-paragraphs 4(a) through 4(d) of Section B of Part 3 of the Offer Document to remove references to any deemed acceptance or election of alternative forms of consideration in a revised Offer. The Second Amended TO has also deleted sub-paragraph 4(e) of Section B of Part 3 of the Offer Document as it is not applicable to the Offer. Please see section 2 of “Items 1 through 11” in the Second Amended TO.

Securities and Exchange Commission

March 14, 2012

Overseas Shareholders, page 75

4.	We note your revisions in response to prior comment 17. Your offer appears to remain inconsistent with Rule 14d-10(a)(1), which provides that your offer must be open to all holders of CryptoLogic shares, including foreign persons. Prohibitions on the use of instrumentalities of, and addresses inside, the restricted jurisdiction would effectively preclude the participation of persons residing in those jurisdictions. Please revise to eliminate these restrictions.

Response: In response to the Staff’s comment, the Second Amended TO has revised sub-paragraph 5(b) of Section B of Part 3 of the Offer Document to eliminate these restrictions. Please see section 3 of “Items 1 through 11” in the Second Amended TO.

General, page 79

5.	We note your response to prior comment 18. The language you have added to subparagraph 6(a) does not clarify the following disclosure:

“… the Offer will lapse unless all conditions relating to the Offer have been fulfilled … by … Day 60 or by … the date which is 21 calendar days after the date on which the Offer becomes unconditional, whichever is the later….”

If by this you mean to state “21 calendar days after the date on which the Offer becomes unconditional as to acceptances, whether or not declared as such by Amaya,” please revise your disclosure to clarify this.

Response: In response to the Staff’s comment, the Second Amended TO has revised sub-paragraph 6(a) of Section B of Part 3 of the Offer Document to clarify that in the specific circumstances of the Offer, no conditions will remain to be fulfilled, waived or satisfied after the Offer becomes unconditional as to acceptances. Please see section 4 of “Items 1 through 11” in the Second Amended TO.

Securities and Exchange Commission

March 14, 2012

*        *        *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Sincerely,

/s/ Michael Acedo
Michael Acedo

cc:	David Baazov, President and Chief Executive Officer

(Amaya Gaming Group Inc.)

Christopher W. Morgan

(Skadden, Arps, Slate, Meagher & Flom LLP)

Robert J. Brant

(McCarthy Téterault LLP)

Ian Michael

(McCarthy Téterault LLP)